Room 4561
January 18, 2006

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

      Re:	Artificial Life, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Quarter Ended June 30, 2005
		Filed August 15, 2005
		File No. 0-25075

Dear Mr. Schoeneburg,

      We have reviewed your response letter dated October 25, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7
1. You disclose under this note and in your response to our previous comment number 3 that you recognize revenue from application services using several methodologies (e.g., upon completion of phases, according to actual progress, acceptance, etc.). For each methodology, identify the criteria that you consider and how you determine whether these criteria are met in order to recognize revenue. In addition, identify the relevant authoritative literature that supports each methodology and explain how you comply with that literature.
2. Based on your response to our previous comment number 4, it is unclear to us the extent to which you enter into multiple-element arrangements and how you recognize revenue for those arrangements. Please identify any arrangements that have involved multiple elements
(e.g., the Dutch bank arrangement and the agreement with Taiwan Mobile Co. Ltd., etc.) and explain how you allocate and recognize revenue for each element. In addition, identify the relevant authoritative literature that supports your revenue recognition for each element and explain how you comply with that literature.

Item 8A. Controls and Procedures, page 26
3. Your response to prior comment number 8 does not appear to address
Item 308(c) of Regulation S-B. Please revise your disclosures to comply with this item.











      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
??

??

??

??

Eberhard Schoeneburg
Artificial Life, Inc.
January 18, 2006
Page 1